Exhibit 99.1

Canada Goose Accelerates Expansion of Japanese Market, Announces Joint Venture with Sazaby League

TORONTO & TOKYO (March 22, 2022) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) and longstanding partner Sazaby League Ltd. (“Sazaby League”) have entered into an agreement to create the joint venture Canada Goose Japan, with plans to accelerate DTC expansion, including retail stores.

This agreement will replace an exclusive national distributor arrangement between Sazaby League and Canada Goose. Commencing in April, existing distribution will be assumed by the joint venture, of which each partner will own 50 per cent. Current distribution includes a permanent Canada Goose retail store in Tokyo, a national e-Commerce site, as well as wholesale points of distribution across the country. The new operating model is expected to significantly increase revenue and gross profit per unit from the existing business. Canada Goose Japan is also expected to generate C$60m - C$65m in total revenue in fiscal 2023, which is roughly double the contribution from this market in fiscal 2022.

“Japan is one of the world’s largest and most influential luxury markets and has long been an important consumer market for Canada Goose,” said Dani Reiss, President & CEO, Canada Goose. “This new agreement sets the stage for the acceleration of our growth in Japan, across both DTC and wholesale. We are excited to expand our existing operations with Sazaby League and know their successful history building strong consumer brands in the market will help drive us forward.”

“We are proud to partner with Canada Goose and to be part of their continued growth in Japan,” said Yoji Hirai, CEO Canada Goose Japan. “Canada Goose is a global performance luxury lifestyle brand, known for their unparallel product and industry-leading sustainability commitments. We look forward continuing to tell their story in Japan and are excited about the future together.”

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About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

About Sazaby League

Founded in 1972 in Tokyo, Japan, Sazaby League is a creative retailer and introducing new lifestyles to add spice to the day. True to its spirit of “It’s a beautiful day”, its businesses encompass apparel, accessories, jewelry, food, dining and more. Today Sazaby League boasts about 40 brands, including originals such as “Afternoon Tea”, “agete”, “ESTNATION” and licensed brands, and operates more than 500 shops in Japan and internationally. Visit https://www.sazaby-league.co.jp/about_us/?language=en for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, the Canada Goose Japan joint venture and the anticipated benefits and financial performance thereof. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Such forward-looking statements are based on a number of assumptions. The purpose of such forward-looking statements is to provide a description of management’s expectations and may not be appropriate for other purposes. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Contacts:

Media

media@canadagoose.com

Investor Relations

ir@canadagoose.com

Sazaby League Ltd.

cgjp_press@sazaby-league.co.jp